Exhibit 12
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                                     Ford Holdings, Inc. and Subsidiaries

          CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
          ----------------------------------------------------------------------------------------
                                                 (in millions)

                                                                  First Quarter
                                                            ------------------------
                                                             1995            1994
                                                            -------         -------
Earnings (a)
 Income before income taxes                                   $254            $222
 Adjusted fixed charges (b)                                    662             493
                                                              ----            ----
  Total earnings                                              $916            $715
                                                              ====            ====

Combined Fixed Charges and
Preferred Stock Dividends (a)
 Interest expense                                             $638            $476
 Interest portion of rental expense                              8               6
 Preferred stock dividend requirements (c)                      50              35
                                                              ----            ----
  Total combined fixed charges and
   preferred stock dividends                                  $696            $517
                                                              ====            ====
Ratio of earnings to combined fixed
 charges and preferred stock dividends                         1.3             1.4


- - - - - -

(a) For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends, "earnings" include earnings before income taxes plus adjusted fixed charges. "Combined fixed charges and preferred stock dividends" consist of interest on borrowed funds, amortization of debt discount, premium and issuance expense, one-third of all rental expense (the portion deemed representative of the interest factor) and preferred stock dividend requirements.

(b) Adjusted fixed charges exclude the amount of interest capitalized during the period and preferred stock dividend requirements.

(c) Preferred stock dividend requirements have been increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford Holdings' effective income tax rates for the respective periods.

                                 -9-
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